UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of August 2020

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Announces Commercial Availability of 5G Module with mmWave Support

With support for mmWave, Sub-6 GHz and LTE, Sierra Wireless modules will enable original equipment manufacturers to securely deploy 5G worldwide

VANCOUVER, British Columbia--(BUSINESS WIRE)--August 19, 2020--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy, today announced commercial availability of its first-to-market EM919x 5G NR Sub-6 GHz and mmWave embedded modules. Based on the industry-standard M.2 form factor, the 5G modules will enable original equipment manufacturers (OEMs) to deploy secure connectivity worldwide at the highest possible speeds with ultra-low latency for mobile computing, routers, gateways, industrial automation, and many new Industrial IoT applications.

Larry Zibrik, Vice President, 5G & Embedded Broadband, Sierra Wireless, said: “5G is the most technically challenging evolution in the history of wireless, particularly because of the introduction of mmWave. Sierra Wireless has delivered industry-leading embedded modules, beginning with the first generation of cellular data technologies, and we’re the only partner with the experience to help our customers navigate the complexities of 5G. Industry leaders trust Sierra Wireless to help them get to market on time with secure 5G connectivity, and to invest in the expertise required to enable future key features, such as dynamic spectrum sharing (DSS) and 5G NR standalone mode for even higher performance.”

With support for mmWave, Sub-6 GHz and LTE, as defined by the 3GPP Release 15 standard, Sierra Wireless’ 5G modules will power next-generation devices that deliver high-bandwidth, low-latency applications, including private networks, enterprise networking, edge processing, live streaming, video security, e-gaming, smart factories, robotics, drones, virtual reality and machine learning. Allied Telesis, Dynabook, LiveU, NEC Personal Computers and Panasonic are among the many leading OEMs designing their 5G platform to launch with Sierra Wireless’ EM919x modules.

Norimasa Nakamura, Executive Officer Product Development & Engineering, Dynabook Inc., said: “Sierra Wireless has been our trusted partner for integrating new mobile broadband technologies for many years. Now working with the EM919x for 5G, our next-generation 5G platform for mobile computing is processing on schedule, and our team can rely on Sierra Wireless’ leading technology and expert support to help manage the challenges that come with new technologies.”

Yaki Luzon, VP R&D, LiveU, said: “Our latest generation of products has been designed to work with Sierra Wireless’ EM919x to unlock 5G potential and deliver superior video and audio capabilities with mission-critical transmission. Sierra Wireless helps us ensure that LiveU is at the forefront of 5G technology for the broadcast and sports industries.”

Yasuhisa Ito, Director of NEC R&D, NEC Personal Computers, said: “Sierra Wireless has been a trusted partner helping NEC bring new broadband technologies to market for many years. We’re pleased with how our work with Sierra Wireless’ EM9191/Sub-6 GHz is progressing on our next-generation 5G platform for mobile computing and look forward to providing unprecedented performance with our new 5G products.”

James Brehm, Founder & Chief Technology Evangelist, James Brehm & Associates, said: “5G is a completely new technology, and it will require a significant amount of effort from all parts of ecosystem to roll out. Sierra Wireless’ long-standing position as an industry leader, and its relationships with carriers, infrastructure providers and chipset manufacturers will be an advantage for helping their OEM customers get to market on time and troubleshoot the teething issues we expect with new technologies. Working with Sierra Wireless significantly de-risks the process and speeds time to market for its partners. Sierra Wireless is the go-to partner for complex new technology launches.”

The EM9190 5G NR Sub-6 GHz and mmWave embedded module delivers revolutionary 5G speeds. With automatic 4G and 3G fallback networks, integrated GNSS receiver, and FCC certification for CBRS networks, the module provides reliability, security and flexibility for Industrial IoT designs. The EM9191 5G NR Sub-6 GHz module is also available in M.2 form factor, providing a simple upgrade path to mmWave, as well as the EM7690 LTE Cat-20 module to help facilitate the migration and differentiation between 4G LTE and 5G. Sierra Wireless’ EM919x modules are built on the Qualcomm® Snapdragon™ X55 5G Modem-RF System.

Sierra Wireless 5G EM919x embedded modules are available now. For more information, visit: https://www.sierrawireless.com/products-and-solutions/embedded-solutions/products/em9190/. To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Resources

  White papers: Considering 5G for your next product, Designing with 5G mmWave, 5G for IoT? You’re Just in Time, Evaluation of LTE-M Towards 5G IoT Requirements
  Webinar: Designing for 5G, what you need to know
  Blogs: Sierra Wireless Overcomes Last Major Technical Hurdle for 5G IoT Solutions with Live 5G mmWave Data Call, Three Important Things OEMs Should Know When Planning a 5G Product, Seven Tips For Designing 5G NR mmWave Products, A Closer Look at the Five Waves of 5G
  Infographic: 5G Brings Evolutionary and Disruptive Changes in The IoT

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Qualcomm and Snapdragon are trademarks or registered trademarks of Qualcomm Incorporated.

Qualcomm Snapdragon is a product of Qualcomm Technologies, Inc. and/or its subsidiaries.

Contacts

Kim Homeniuk
Sierra Wireless
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: August 19, 2020